FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of January 2009	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

COCA-COLA FEMSA ANNOUNCEMENT

Mexican Stock Exchange
Ticker: KOFL

Coca-Cola FEMSA Announces Successful Bond
Offering Placement in Mexican Bond Market

Mexico City, Mexico – January 28, 2009 – Coca-Cola FEMSA, S.A.B. de C.V.
(“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announced the placement of a bond offering in the local capital markets.

On January 28, 2009, the Company successfully placed Ps. 2,000 million in certificados bursátiles with a maturity of 1 year and 1 month at a rate of 28-day TIIE + 0.60 percentage points and a yield to maturity at a rate of 28-day TIIE + 0.80 percentage points, which will be issued on January 29, 2009.

A portion of the proceeds from this placement will be used to make a partial payment of the Certificado Bursátil KOF 03-6 maturing July 10, 2009 in the amount of Ps. 500 million with a fixed annual rate of 9.9% . The remainder will be used by the Company for general corporate purposes, including investment expenses and working capital.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,600,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

NYSE (ADR)

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: January 29, 2009	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer